Alton E. Yother
Senior Executive Vice President
Chief Financial Officer

November 28, 2007

Via EDGAR and U.S Mail

Mr. Michael C. Volley

Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File Number 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated November 13, 2007, addressed to Alton E. Yother regarding your response to Regions Financial Corporation’s (“Regions” or the “Company”) response to your letter dated October 4, 2007. Detailed responses are included in this letter. The item numbers given to such responses correspond to the numbers indicated in the left-hand margin of the letter of comment referenced above.

1.	You state that management utilizes the non-GAAP performance measures for monthly financial performance reporting including segments and to evaluate the business. We also note that you include merger charges in the “Other” segment for segment reporting. As such, the aggregate net income measure excluding merger costs does not appear in your segment footnote presentation.

Regions’ response: None required based on voicemail received by Alton E. Yother from Brittany Ebbert.

2.	By excluding merger-related charges, it appears that you are in effect smoothing earnings by excluding a recurring item. Please revise future filings to specifically disclose that your non-GAAP financial measure of net income does not represent the amount that effectively accrues directly to shareholders’ benefit.

Regions’ response: In future filings, Regions will revise its disclosures to include a statement to this effect. See the response in 3. below for an example.

Regions Financial Corporation
1900 5th Avenue North
Birmingham, Alabama 35203
(205) 801.0765
Fax (205) 264.5018

3.	Your proposed disclosure does not specifically state how management uses return on average assets excluding merger charges and return on average equity excluding merger charges. Please remove these non-GAAP measures or revise your disclosure to specifically address how they are utilized by management and in what way they provide meaningful information to investors.

Regions’ response: As mentioned in our response letter dated October 18, 2007, Regions uses “EPS from continuing operations, excluding merger charges” and “return on average tangible equity, excluding merger charges” in the current calculation of performance-based annual incentives for certain Regions executives. Since “return on average assets, excluding merger charges” and “return on average equity, excluding merger charges” are not used by management in a similar fashion, Regions will delete any reference to “return on average assets, excluding merger charges” and “return on average equity, excluding merger charges” in future filings.

Also in future filings, Regions will revise its disclosures to include the following information concerning non-GAAP financial information. Note that the majority of this disclosure example was included in our response letter dated October 18, 2007. Additional proposed disclosures to our previous proposal are indicated in italics.

The table below presents computations of earnings and certain other financial measures excluding discontinued operations and merger charges (non-GAAP). Merger charges and discontinued operations are included in financial results presented in accordance with generally accepted accounting principles (GAAP). Regions believes the exclusion of merger charges in expressing earnings and certain other financial measures, including “earnings per share from continuing operations, excluding merger charges” and “return on average tangible equity, excluding discontinued operations and merger charges”, provides a meaningful base for period-to-period and company-to-company comparisons, which management believes will assist investors in analyzing the operating results of the Company and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of Regions’ business, because management does not consider merger charges to be relevant to ongoing operating results. Management and the Board of Directors utilize these non-GAAP financial measures for the following purposes:

•	Preparation of Regions’ operating budgets
•	Calculation of performance-based annual incentive bonuses for certain executives
•	Calculation of performance-based multi-year incentive bonuses for certain executives
•	Monthly financial performance reporting, including segment reporting
•	Monthly close-out “flash” reporting of consolidated results (management only)
•	Presentations to investors of company performance

Regions believes that presenting these non-GAAP financial measures will permit investors to assess the performance of the Company on the same basis as that applied by management and the Board of Directors.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, Regions has policies in place to address expenses that qualify as merger charges and procedures in place to approve and segregate merger charges from other normal operating expenses to ensure that the Company’s operating results are properly reflected for period-to-period comparisons. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes merger charges does not represent the amount that effectively accrues directly to stockholders (i.e., merger charges are a reduction in earnings and stockholders’ equity).

See table below for computations of earnings and certain other GAAP financial measures and the corresponding reconciliation to non-GAAP financial measures, which exclude discontinued operations and merger charges for the periods presented.

In responding to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 801-0765.

Sincerely,

/s/ Alton E. Yother

Alton E. Yother

Chief Financial Officer

cc:	Brittany Ebbertt

Staff Accountant

SEC, Division of Corporation Finance